Exhibit 99.3

CONSENT OF BORDEN LADNER GERVAIS LLP

April 17, 2025

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:	IsoEnergy Ltd. (the “Corporation”)
Registration Statement on Form F-10 of the Corporation (the “Registration Statement”)

We, as Canadian counsel to Virtu Canada Corp. and Virtu Americas LLC, hereby consent to the use of and reference to our firm name in the prospectus supplement, dated as of April 17, 2026, to the Registration Statement under the headings “Documents Filed as Part of the Registration Statement”, “Eligibility For Investment” and “Legal Matters”. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules thereunder.

Yours truly,

/s/ Borden Ladner Gervais LLP
Borden Ladner Gervais LLP